Exhibit 1

This document is a free translation of the Brazilian judicial administrator’s report referred to April 2019 financial information of Oi S.A. and some of its subsidiaries (“RJ Debtors”) filled within the 7th Business Court of Rio de Janeiro on June 17, 2019. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

To Your Honor, JUDGE OF THE 7th BUSINESS COURT OF THE DISTRICT OF THE CAPITAL OF THE

STATE OF RIO DE JANEIRO

Case Number 0203711-65.2016.8.19.0001

Court-Supervised Reorganization of Oi S.A and others

The JUDICIAL ADMINISTRATOR (Arnoldo Wald Law Firm), appointed in the process of Court-Supervised Reorganization of Oi S.A. and others, respectfully requests that you determine the attachment of the Monthly Activities Report ("RMA") for the month of April 2019.

Rio de Janeiro, June 17th, 2019.

Judicial Administrator

Arnoldo Wald Law Office

Av. Pres. Juscelino Kubitschek, 510, 8° andar | Postal Code 04543-906 | São Paulo, SP Tel.: +55 11 3074 6000 waldsp@wald.com.br	Avenida Franklin Roosevelt: 115, 4° andar | Postal Code 20021-120 | Rio de Janeiro, RJ Tel.: +55 21 2272 9300 waldrj@wald.com.br	SCN, Quadra 04, n° 100 Bloco B, Petala D, 702 B | Centro Empresarial Varig | Postal Code 70714-900 Brasília, DF | tel.: +55 61 3410 4700 walddf@wald.com.br

EXECUTIVE

REPORT

1	Introduction		03
2	Organizational Chart of Oi Group / Companies undergoing Reorganization		05
3	Relevant Facts & Notices to the Market published		09
4	Financial Information (Consolidated for the Companies undergoing Reorganization)		12
	4.1	Managerial Cash Flow Statement	13
5	Attendance to creditors		19
6	Demonstrations presented by the Judicial Administrator - AJ		20
7	Supervision and Compliance with the Court-Supervised Reorganization Plan - PRJ		22

INTRODUCTION

To Your Honor JUDGE OF THE 7th BUSINESS COURT OF THE DISTRICT OF THE CAPITAL OF THE STATE OF RIO DE JANEIRO

The Judicial Administrator, Law Firm Arnoldo Wald ("Wald" or "AJ"), appointed in the records of the Court-Supervised Reorganization of the Oi Group (case number 0203711- 65.2016.8.19.0001), and RC Consultores, subcontracted by the Judicial Administrator - AJ to assist in the preparation of the Monthly Activity Report ("RMA"), come, respectfully, to your presence, under the terms of the  decision of pages 91.223 / 91.224, to present the Monthly Activity Report - RMA for the month of March 2019 and the 1st quarter of 2019.

As we know, Court-Supervised Reorganization involves the following companies:

•    Oi S.A. – under Court-Supervised Reorganization ("Oi S.A.");

•    Telemar Norte Leste S.A. - under Court-Supervised Reorganization ("Telemar Norte Leste");

•    Oi Móvel S.A. - under Court-Supervised Reorganization ("Oi Móvel");

•    Copart4 Participações S.A. - under Court-Supervised Reorganization ("Copart4");

•    Copart5 Participações S.A. - under Court-Supervised Reorganization ("Copart5");

•    Portugal Telecom International Finance B.V. - under Court-Supervised Reorganization ("PTIF"); and

•    Oi Brasil Holdings Coöperatief U.A. - under Court-Supervised Reorganization ("Oi Coop").

This report, which includes financial information based mainly on information provided by the Companies undergoing Reorganization until June 17th, 2019, contains data regarding the month of April 2019, and should be analyzed together with the preliminary report of activities, as well as with the other previously presented Monthly Activity Reports.

The Monthly Activity Report - RMA will have a chapter specifically focused on the consolidated financial information of the Companies undergoing Reorganization, which in this Report will cover the Managerial Cash Flow Statement for that month, presented in the tables in comparison with the immediately preceding month. The report shall highlight the main variations that occurred during the period in question, presenting the clarifications provided by the Management of the Companies undergoing Reorganization.

* Copart4 Participações S.A. was merged into Telemar Norte Leste S.A. in January 2019, as set forth in Clause 7, Annex 7.1, of the Court Supervised Reorganization Plan - PRJ; Copart5 Participações S.A. was merged into Oi S.A. in March 2019, as set forth in Clause 7, Annex 7.1, of the Court Supervised Reorganization Plan - PRJ.

This report, prepared through analytical procedures and discussions with the Company's management, aims to provide the Court and interested parties with information on the financial situation of the Companies undergoing Reorganization and the relevant operations carried out by them, as well as a summary of the activities carried out by the Judicial Administrator - AJ up to the closing of this report.

The information presented below is based mainly on data and elements submitted by the Companies undergoing Reorganization. The individual financial statements of all Companies undergoing Reorganization, as well as the consolidated financial statements of the Oi Group (which include but are not limited to Companies undergoing Reorganization), are audited annually by independent auditors. Limited review procedures are applied by the auditors for the filing with the Securities and Exchange Commission - CVM of consolidated Quarterly Financial Information ("ITRs") of the Oi Group. With respect to the individual financial information of each Company undergoing Reorganization, prepared in monthly periods other than those that comprise the Quarterly Financial Information ITR delivered to the Securities and Exchange Commission -CVM, these are not subject to independent audit, either by the auditors hired by the Oi Group or by the Judicial Administrator - AJ.

The Judicial Administrator - AJ, honored with the task assigned to him, is available for further clarification on the information contained in this report or other additional information.

Yours sincerely,

Arnoldo Wald Filho awf@wald.com.br Samantha Mendes Longo samantha@wald.com.br Partners Telephone: +55 (11) 3074-6000	Marcel Augusto Caparoz Chief Economist marcel@rcconsultores.com.br Telephone: +55 (11) 3053-0003

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

CORPORATE ORGANIZATION CHART OF THE COMPANIES UNDERGOING REORGANIZATION

COMPANIES UNDER COURT-SUPERVISED REORGANIZATION

Picture 4 - Companies under Court-Supervised Reorganization

OI S.A.
Main provider of Fixed Telephony services in Region II and national and international long distance services. It also has interests in other Group companies, being the main holding company of the Oi Group.

Oi Coop
Non-operational entity. Vehicle for attracting financing/resources on the international market

OI Móvel
Provider of cellular mobile telephony services in Regions I, II and III and DTH TV services.

Telemar Norte Leste
Main provider of fixed telephony services in Region I and service of national and international long distance calls.

Oi S.A.
Oi Brasil Holdings Coöperatief U.A.
Oi Móvel S.A.
COMPANIES OF THE GROUP UNDERGOING REORGANIZATION
Oi
Telemar Norte Leste S.A.
Portugal Telecom International Finance B.V.
Copart 4 e Copart 5 Participações S.A.

PTIF
Non-operational entity. Vehicle for attracting financing/resources on the international market

Copart 4 and 5
Two legal entities used for the management and administration of real estate property and of the main properties leased to the Oi Group

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

The following are some of the relevant facts and announcements to the market disclosed by the Oi Group that are directly related to the Companies undergoing Reorganization:

Material Facts and Announcements to the Market in the month of APRIL/19

April 3rd – Homologation of the Agreement between Oi and Pharol

Oi S.A. – under Court-Supervised Reorganization ("Oi" or "Company") in supplementation to the Relevant Fact disclosed by Oi and to the Release disclosed by its indirect shareholder Pharol SGPS S.A. ("Pharol"), both on January 9th, 2019, informs to the market that the Homologation of the Instrument became effective, under the terms of the Agreement executed on January 8th, 2019 among Oi, its direct shareholder Bratel S.à.r.l. ("Bratel") and Pharol (jointly, "Parties"), because the term of 15 (fifteen) business days since publication of the judicial decision approving it expired.

Therefore, as set forth in the Agreement, on this date begins the term for the fulfillment of the second portion of the obligations provided for both Parties of the Agreement, including  (a) The request for extinction of the totality of the disputes involving the Parties indicated in the Agreement Instrument ("Disputes") and (b) delivery to Bratel of 33.8 million shares of Oi that are being kept in its Treasury, Of which 32 million are common shares and 1.8 million preferred shares.

Furthermore, several obligations and rights of the Parties described in the Relevant Fact disclosed by Oi and in the Release disclosed by Pharol, both on January 9th, 2019, became effective, Which, under the terms of the Agreement, could be resolved in the event that the Court-Supervised Reorganization Court did not  homologate the Agreement.

The announcement to the market may be accessed at:

https://www.oi.com.br/ri/conteudo_pt.asp?tipo=43700&id=0&idioma=0&conta=28&idsecao=43852&ano=2019&mes=04

MATERIAL FACTS AND ANNOUNCEMENTS TO THE MARKET

Material Facts and Announcements to the Market in the month of MAY/19

May 8th – Decision of ANATEL

Oi S.A. – under Court-Supervised Reorganization ("Oi" or "Company") informed its shareholders and to the market in general that it became aware, from the publication in the Official Daily Gazette of the Union, of the terms of Ruling No. 226, issued by the Board of Directors of the National Telecommunications Agency – ANATEL, on May 3rd, 2019 ("Ruling"), by means of which the Board of Directors resolved, among other points, to continue with the special follow-up of the provision of telecommunication services by the companies composing the Oi Group for the financial year 2019, With imposition of the following stipulations to its communications services providers and holding:

a)         That they shall continue timely sending notice to Anatel when meetings of their Board of Directors are called, having in view participation of representatives of said self-ruled agency;

b)         also notify the Agency to participate in the meetings of the various management advisory committees, such as the Court-Supervised Reorganization Plan Implementation Committee,  the Audit, Risks and Controls Committee, among others, when the issues to be addressed are related to the actions outlined in the Court-Supervised reorganization plan, in particular,  issues related to: (b.1) the disposal of assets, as provided for in item 5.1 of the Court-Supervised Reorganization Plan; (b.2) the additional forms of financing, whether through the public issuance of common shares or new debt instruments, or through the public issuance of common shares, or new debt instruments, whether by means of agreements concerning new credit facilities for the import of equipment, as provided by item 5.3 of the Court-Supervised Reorganization Plano; and, (b.3) corporate restructuring, as provided by item 7 of the Court-Supervised Reorganization Plan;

c)         that they  submit to Anatel, by means of a detailed report, within 60 days of being informed of such decision: (c.1) its consolidated cash flow, divided between operating cash flow,  cash flow from investment activities and cash flow from financing activities, carried out in 2018, as well as a comparison with the provisions of Annex 2.6 of the Court-Supervised Reorganization Plan, and justification for the differences between the realized and the foreseen; and (c.2) the adjusted forecast of its discounted consolidated cash flow, divided into operating cash flow,  cash flow from investment activities and cash flow from financing activities, for the period until the end of the concessions of the Fixed Commuted Telephone Service (STFC).. Such a forecast shall be accompanied by the economic and financial hypotheses and assumptions on which it is based, especially the expected profitability of the main planned investments, as well as the cost of borrowing and contracting loans and financing and their compatibility with the planned investments. In this forecast, the sources of funds shall be highlighted, particularly those arising (c.2.1) from the realization of divestments in the capital of other companies, whether they are telecommunications providers or not, (c.2.2) from the realization and approval of transactions with related parties, constitution of liens or encumbrances of any nature on the fixed assets, and provision of guarantees linked to the assets and rights of the concessionaires of the group, and (c.2.3) the realization of permanent assets that have a direct or indirect relationship with the delegated telecommunications services;

d)         that they should provide access to documents, accounting, legal, economic-financial and operational information that have served as a basis for the decisions taken on the themes listed above;

e)         that they forward the minutes and other records of the meetings of the aforementioned forums, signed by all members who participated in them by videoconference or telephone, within up to two business days, counted from the signature of the last member attending the meeting;

f)          f) that they should submit to the prior consent of this Agency, with the presentation of updated information related to its control, in fact and in law, the changes of the members of the Board of Directors, including with respect to alternates, and any agreements that directly or indirectly interfere with the exercise of their control; and

g)         that they should communicate to the Superintendence of Competition the negotiations of relevant participations of its capital stock, higher than 5% of the voting capital, at the stock exchange, in the shortest possible time compatible with the closing of trades in the spot market of B3 S.A. - Brasil, Bolsa, Balcão.

Oi has indicated that it has not yet had access to the documents justifying this decision. Besides, the Company also became aware of Anatel's Board or Directors’ Ordinance nº 819, of May 3, 2019, by which a Working Group was established to monitor the operational and economic-financial situation of the companies comprising the Oi Group. The full text of the Ruling and Ordinance is attached to this Announcement to the Market. A translation of these documents into English will be sent as soon as possible to the US Securities and Exchange Commission by means of Form 6-K.

The announcement to the market may be accessed at:

https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

RELEVANT FACTS & ANNOUNCEMENTS TO THE MARKET

Relevant Facts & Announcements to the Market of the month of JUNE/2019

June 3rd – Resignation of Director

Oi S.A. – under Court-Supervised Reorganization ("Oi" or "Company") informed its shareholders and the market in general that Mr. Ricardo Reisen de Pinho submitted on that date his resignation from the office as Member of the Board of Directors, for personal reasons, pursuant to the letter of resignation attached to this Announcement.

The Company wishes to express its deepest gratitude to Mr. Ricardo Reisen de Pinho for the engagement during his term in office as Member of the Board of Directors, acknowledging the significant contributions and results achieved, particularly concerning the Court-Supervised reorganization case of the Company.

In consequence of the vacancy of the office, the Board of Directors shall deal in due time with the appointment of a replacement, as provided by Article  150 of Act No. 6,404/76 and by Clause 9.6 of the Court-Supervised Reorganization Plan.

The announcement to the market may be accessed at:

https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

June 12th – Clarifications on CVM/B3 Consultations

Dear Sirs,

Regarding Official Letter 463/2019 - SLS sent by B3 S.A. - Brasil, Bolsa, Balcão ("Official Letter"), requesting Oi S.A. – under Court-Supervised Reorganization ("Oi" or "Company") to provide clarification concerning the news disclosed by Agência Estado - Broadcast, on June 12th, 2019, under the title "Oi receives two proposals to sell its interest in Unitel, Under the terms below transcribed, the Company clarifies as follows:

"June 12th, 2019

463/2019-SLS

Oi S.A. – under Court-Supervised Reorganization

To the attention of Mr. Carlos Augusto Machado Pereira de Almeida Brandão

Executive Officer for Relations with Investors

Subject: Request for clarification on news in the press

Dear Sirs,

News published by Agência Estado - Broadcast, on June 12th, 2019, under the title "Oi receives two proposals to sell participation in Unitel", states, among other information, that:

1. Oi received two proposals to sell its 25% stake in Unitel, Angola's biggest mobile operator;

2. One of the offers on the table was submitted by a representative of Isabel dos Santos, holder of a 25% stake in Unitel, in the amount of US$ 850 million, in installments,  with the possibility of a cash payment for an amount adjusted to present values;

3. The other proposal came from a representative of Sonangol, an Angolan state-owned oil company and also owner of a 25 percent stake in the operator, worth US$1 billion, with cash payment;

4. The proposals also include credits related to dividends owed by Unitel to Oi and other rights favorable to the Brazilian company recognized in the arbitration decision of February 2019, in addition to the equity interest in Multitel - Serviços de Telecomunicações Ltda.

We request clarification on the items marked, until June 13th, 2019, with their confirmation or not, as well as other information considered important."

In this regard, the Company clarifies that, as already announced to the market and also provided for in the Court-Supervised Reorganization Plan of the Oi Companies, it intends to sell its indirect interest in the Angolan telecommunications company Unitel S.A. ("Unitel"), as well as other non-core assets.

In this sense, it is natural for it to have conversations with potential stakeholders.

Oi clarifies, however, that it has not received any proposal from Sonangol and that no negotiations have been concluded. Finally, we emphasize that any possible disposal will be subject to prior approval of the Company's Board of Directors, and also subject to the approval of the judge of the 7th Business Court of Rio de Janeiro, after prior submission to the Public Attorney's Office.

These being the considerations that we had in relation to the Office, we are entirely at your disposal for further clarification.

The announcement to the market may be accessed at:

https://www.oi.com.br/ri/conteudo_pt.asp?idioma=0&conta=28&tipo=43700

FINANCIAL INFORMATION

4.1    Managerial Cash Flow Statement

MANAGERIAL CASH FLOW STATEMENT

HIGHLIGHTS

Statement
APRIL 1st to 30th, 2019

○   Net Operational Cash Generation of the Companies undergoing Reorganization was negative in BRL 1,414 million in April 20/19

○   The Taxes line recorded a cash output of BRL 1,221 million in April/2019, because of timely payment of the Fistel fee and of the concession charge.

○   Investments reached a threshold of BRL 540 million in April/2019.

○   Receipts had a reduction of BRL 158 million in April/2019, adding up to BRL 2,090 million.

○   Payments increased BRL 1,143 million in April 19, reaching a level of BRL 2,964 million

○   The CLOSING BALANCE of Caixa Financeiro das Recuperandas shrank BRL 1,396 million in April 19, totaling BRL 4,614 million

Statement
APRIL 1st to 30th, 2019

Table 2 – Direct Cash Flow

In millions of BRL

CONSOLIDATED STATEMENT FOR THE COMPANIES UNDERGOING REORGANIZATION	NOVEMBER/17	DECEMBER/17	JANUARY/18	FEBRUARY/18	MARCH/18	APRIL/18	MAY/18	JUNE/18	JULY/18	AUGUST/18	SEPTEMBER/18	OCTOBER/18	NOVEMBER/18	DECEMBER/18	JANUARY/19	FEBRUARY/19	MARCH/19	APRIL/19
Initial Balance – Financial Cash	7,324	6,877	6,881	6,128	5,909	5,831	4,820	4,602	4,819	4,677	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010
Receipts	2,689	2,716	2,816	2,758	2,646	2,619	2,386	2,736	2,589	2,659	2,694	2,898	2,815	2,645	2,463	2,400	2,248	2,090
Clients	1,873	1,905	1,825	1,691	1,855	1,780	1,799	1,734	1,836	1,731	1,681	1,756	1,807	1,697	1,628	1,541	1,572	1,570
Network Usage Services	190	197	201	209	212	234	3	467	228	210	205	204	192	192	177	191	151	6
Dealers	467	420	524	411	456	461	491	471	431	518	420	466	478	412	498	400	411	427
Other	159	194	266	447	123	144	93	64	94	200	388	472	338	344	160	268	114	87
Payments	(2,752)	(2,560)	(3,239)	(2,578)	(2,231)	(3,109)	(2,213)	(2,223)	(2,383)	(2,279)	(2,276)	(2,751)	(2,432)	(2,285)	(2,733)	(2,805)	(1,821)	(2,964)
Personnel	(142)	(236)	(234)	(177)	(140)	(303)	(179)	(147)	(186)	(170)	(140)	(137)	(133)	(244)	(200)	(172)	(144)	(320)
Suppliers of Material and Services	(1,839)	(1,422)	(2,421)	(1,789)	(1,488)	(1,641)	(1,332)	(1,568)	(1,698)	(1,604)	(1,640)	(2,048)	(1,775)	(1,508)	(1,829)	(1,670)	(1,239)	(1,496)
Material and Services	(1,645)	(1,222)	(2,215)	(1,575)	(1,277)	(1,401)	(1,325)	(1,101)	(1,470)	(1,393)	(1,433)	(1,842)	(1,581)	(1,315)	(1,649)	(1,478)	(1,087)	(1,490)
Plant Maintenance	(324)	(345)	(341)	(309)	(331)	(375)	(302)	(283)	(312)	(297)	(299)	(332)	(347)	(425)	(406)	(344)	(305)	(324)
Rent	(213)	(139)	(386)	(210)	(259)	(248)	(245)	(260)	(322)	(349)	(329)	(336)	(338)	(297)	(401)	(438)	(273)	(407)
Data Processing/Printshops	(129)	(113)	(127)	(122)	(140)	(122)	(111)	(108)	(132)	(122)	(103)	(134)	(129)	(97)	(134)	(122)	(108)	(139)
Call Center Customer Service/Billing	(228)	(157)	(147)	(126)	(188)	(143)	(128)	(104)	(140)	(138)	(104)	(138)	(147)	(163)	(129)	(155)	(113)	(135)
Dealers	(102)	(105)	(103)	(105)	(104)	(101)	(105)	(99)	(111)	(108)	(109)	(112)	(116)	(110)	(115)	(115)	(105)	(100)
Consultancy/ Audits/ Fees	(78)	(31)	(55)	(67)	(50)	(56)	(50)	(35)	(75)	(71)	(45)	(96)	(74)	(52)	(124)	(50)	(34)	(76)
Other Services/Payments	(571)	(332)	(1,056)	(636)	(205)	(356)	(384)	(212)	(378)	(308)	(444)	(694)	(430)	(171)	(340)	(254)	(149)	(309)
Network Usage Services	(194)	(200)	(206)	(214)	(211)	(240)	(7)	(467)	(228)	(211)	(207)	(206)	(194)	(193)	(180)	(192)	(152)	(6)
Taxes	(652)	(633)	(621)	(628)	(527)	(1,172)	(698)	(518)	(531)	(507)	(516)	(551)	(543)	(576)	(683)	(566)	(524)	(1,221)
Judicial Deposits	20	(224)	43	53	(11)	8	(4)	11	50	46	40	41	55	75	34	51	91	78
Contingencies	-	1	(1)	-	(12)	-	-	(1)	(8)	-	(4)	(2)	(1)	(12)	(5)	(6)	(5)	(5)
Mediation	(139)	(46)	(5)	(37)	(53)	(1)	-	-	(10)	(44)	(16)	(54)	(35)	(20)	(50)	(442)	-	-
Investments	(391)	(190)	(554)	(430)	(519)	(536)	(434)	(377)	(370)	(363)	(339)	(582)	(421)	(344)	(603)	(482)	(384)	(540)
Telemar	(184)	(89)	(272)	(200)	(215)	(278)	(182)	(170)	(154)	(178)	(147)	(222)	(193)	(174)	(234)	(208)	(172)	(230)
Oi S.A.	(45)	(25)	(70)	(63)	(81)	(70)	(66)	(63)	(52)	(47)	(64)	(76)	(58)	(46)	(103)	(83)	(51)	(81)
Oi Móvel	(162)	(76)	(212)	(167)	(223)	(188)	(186)	(144)	(164)	(138)	(128)	(284)	(170)	(124)	(266)	(191)	(161)	(229)
Operating Generation	(454)	(34)	(977)	(250)	(104)	(1,026)	(261)	136	(164)	17	79	(435)	(38)	16	(873)	(887)	43	43
Capital Increase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	4,007	-	-	-
Pharol Agreement	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(106)	-	-	-
Intra-Group Transactions	-	-	-	-	-	-	28	55	3	(1)	-	-	-	14	-	-	-	-
Financial Transactions	7	38	32	24	26	15	15	26	19	28	15	(1)	21	23	18	(685)	24	17
Dividends and Interest on own Capital	-	-	192	7	-	-	-	-	-	--	-	-	-	54	-	-	-	-
CLOSING BALANCE – Financial Cash	6,877	6,881	6,128	5,909	5,831	4,820	4,602	4,819	4,677	4,721	4,815	4,379	4,362	4,469	7,515	5,943	6,010	4,614

CREDITOR CARE

The Judicial Administrator - AJ continues to support this Honorable Judge in the organization of the numerous letters received from other Judges requesting authorization to constrict the assets of the Companies undergoing Reorganization for payment of extra-competition claims, in a procedure that, on one hand, unites speed and security for the benefit of the Creditors, and, on the other hand, allows the rise of Grupo Oi and compliance with the Court-Supervised Reorganization Plan.

For this purpose, this Management has published a list of the letters received last month by the 7th Corporate Court and the list of extra-competition credits paid by the Oi Group, which is already available for consultation on the Court-Supervised reorganization website (www.recuperacaojudicaloi.com.br), and which currently totals 876,742 accesses.

In relation to tender claims, the Judicial Administrator - AJ remains focused on clarifying doubts about mediation procedures, clauses and compliance with the approved Court-Supervised Reorganization Plan,  being constantly contacted by national and international creditors, either by telephone, through the +55 (21) 2272-9300, line or by e-mail credoroi@wald.com.br.

The Judicial Administrator - AJ reports that, throughout the month, it followed the mediation procedure related to the procedural incidents, pursuant to the decision of pages 341.970/341.973. The aim of this mediation is to stimulate a composition between creditors and debtors to define the value of the credits,  from an online platform, which already has more than 4,000 signed agreements.

In addition, after AJ revisited the approximately 23,000 procedural incidents in order to verify those not included in the mediations currently in progress, more than 5,000 cases had their movements resumed, as ordered by this Honorable Court

Moreover, this Management makes available monthly the general list of creditors on the court-supervised reorganization site (www.recuperacaojudicialoi.com.br), based on the incidents of qualifications and challenges that have already been judged.

SUMMARY OF THE STATEMENTS BY THE JUDICIAL ADMINISTRATOR IN THE CASE FILES

Below, the Judicial Administrator - AJ lists the statements submitted in the records of the electronic case files after the last Monthly Activity Report, with an indication of the respective pages.

Pages 374.355/374.38	Monthly report on the activities performed by the Companies undergoing Reorganization (for the month of March 2019).	05.15.2019
Pages 374.412/374.417

Statement by the Judicial Administrator - AJ regarding:

(i) the nature of the claim, whether contained in the Court-Supervised reorganization or not, object of the letter sent by the Civil CENTRASE of the Court of Justice of the State of Minas Gerais – TJMG; (ii) notification issued by the 50th Labor Court of Rio de Janeiro, communicating the decision of dismissal of the requests made by Francisco Tosta Valim Filho; (iii) delayed qualification filed by Laudino Teo; (iv) numerous requests for measures for the payment of extra-tender claims; (v) petition filed by Acumuladores Moura S.A., requesting to be included in the payment method intended for those creditors who are partners; (vi) petition of António Costa Antunes, a Bondholder creditor, alleging absence of information required to perform the procedure concerning election of the payment method; (vii) countless petitions of Bondholders creditors, in which they describe problems related to the custodian Bank; and (vii) petition of Pedro Roberto Donel regarding questions related to the mediation of illiquid credits platform.

05.20.2019

SUMMARY OF THE STATEMENTS BY THE JUDICIAL ADMINISTRATOR IN THE CASE FILES

Pages 374.694/374.700

Statement by the Judicial Administrator – AJ concerning:

(i) credit assignment informed by Nordic Investment Bank;

(ii) petition by Andréia Francisca de Mesquita Tavares, in which she claims that her credit would be extra-tender;

(iii) Delayed Qualification presented by Vera Elayne Ferreira;

(iv) response of the companies undergoing Reorganization to the request formulated by Zeinal Abedin Mahomed Bava for issuance in his name of public debentures;

(v) petition from Ingram Micro Informática Ltda. communicating its merger with Ingram Micro Brasil Ltda., and

(vi) petition filed by the companies undergoing Reorganization requesting clarification as to the limits of the decision that exempted  them from the submission of negative certificates for access to a tax benefit.

06.04.2019

Moreover, in response to letters and requests addressed directly to the Judicial Administrator - AJ by the most diverse Courts of the country, the Judicial Administrator presented several statements in cases filed against the companies undergoing Reorganization.

SUPERVISION OF COMPLIANCE WITH THE COURT-SUPERVISED REORGANIZATION PLAN

The Court-Supervised Reorganization Plan ("PRJ") presented by the Companies undergoing Reorganization was approved by the Creditors present at the General Meeting of Creditors held on December 19, 2017, being ratified, with reservations, by this Honorable Court, under the terms of the court's decision of pages 254.741/254.756.

Thus, this Management remains focused on the supervision of compliance with the obligations of the approved Court-Supervised Reorganization Plan – PRJ by the Companies undergoing Reorganization, having, for such purpose, held periodic meetings with the Company and analyzed all pertinent documentation.

As a result of this inspection, the AJ informs that in the month of April 2019, only the obligations that have a maturity term linked to the final and unappealable decision of the origin records stayed open, as established in the Court-Supervised Reorganization Plan. Monthly, this Management receives the list of labor credits settled during the month, due to the end of the grace period (180 days counted from the final and unappealable decision of the lawsuit of origin - clause 4.1.1 of the Court-Supervised Reorganization Plan - PRJ).

Finally, with regard to mediation with illiquid credits, which already has 10,700 signed agreements, the Judicial Administrator AJ informs that it has been following the procedure and the operation of the FGV Platform, available for access since July 26th, 2018.

Avenida Franklin Roosevelt,	Avenida Juscelino Kubitschek,
nº 115, 4º andar	nº 510, 8º andar
Postal Code 20021-120	Postal Code 04543-906
Rio de Janeiro, RJ - Brazil	São Paulo, SP - Brazil

Rua James Joule,
nº 92, 10º andar
Brooklin Novo,
Postal Code 04576-080
São Paulo, SP - Brazil

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